

November 29, 2012

<u>Via E-Mail</u>
Brett Nissenberg
General Counsel and Senior Vice President of
Corporate and Legal Affairs
Riverbed Technology, Inc.
199 Fremont Street
San Francisco, CA 94105

　　　　Re:　Riverbed Technology, Inc.
　　　　　　Registration Statement on Form S-4
　　　　　　Filed November 14, 2012
　　　　　　File No. 333-184932

　　　　　　Schedule TO
　　　　　　Filed November 14, 2012 by Octagon Acquisition Corp. and Riverbed
　　　　　　　Technology, Inc.
　　　　　　File No. 005-60291

Dear Mr. Nissenberg:

　　　We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed on November 14, 2012

<u>General</u>

1.　　Any comments pertaining to the Form 10-K for the fiscal year ended December 31, 2011 must be resolved before we are able to complete our review of the above cited registration statement.

<u>Questions and Answers Regarding the Transaction, page iv</u>

2. Please revise the question and answer at the end of page viii and beginning of page ix to specify the number of shares that must be tendered such that your exercise of the top-up option in full would result in your ownership of sufficient shares to effect a short-form merger subsequent to the expiration of the offer.

<u>Cautionary Statement Regarding Forward-Looking Statements, page xiii</u>

3. The safe harbor for forward-looking statement provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statement made in connection with the offer. We also note that several of your Rule 425 prospectuses also contain references to the Private Securities Litigation Reform Act's safe harbor. Please confirm to the staff that any future Rule 425 prospectus related to your tender offer will not contain the Private Securities Litigation Reform Act disclaimer.

<u>Summary Selected Historical Financial Data, page 16</u>

4. Please provide the ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A.

<u>Background of the Offer and the Merger, page 57</u>

5. Please revise your disclosure to describe the negotiations with Mr. Cohen, Mr. Cohen and Mr. Wesley relating to their new employment agreements.

<u>Conditions to the Offer, page 68</u>

6. We note that the offer is not completely financed and is subject to a financing condition. We also note that you have provided for a possible waiver of the condition on the sixth business day prior to the expiration of the offer. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that, if the bidders have not waived the condition on the sixth day prior to the expiration of the offer, as described in this section of the offer document, five business days will remain in the

offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

7. Refer to the disclosure under the caption "General Conditions" on page 70. We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as "an ongoing right which may be asserted at any time and from time to time," suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

8. Please revise to clarify the meaning of "the circumstances described above" that would allow you to not waive the funding condition.

9. We note the language that the bidders' failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

10. With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Interests of Certain Persons in the Offer and the Merger, page 88

11. Please revise this section to describe the employment agreement into which you entered with Mr. Cohen, Mr. Cohen and Mr. Wesley.

12. On a related note, it appears you have not availed yourself of the safe harbor included in Rule 14d-10(d) with respect to the employment agreements referenced above. Thus,

please provide us a legal analysis of your compliance with the provisions of Rule 14d-10(a)(2).

Additional Information

Where You Can Find Additional Information, page 122

13.   Please advise us why you have not incorporated by reference your Form 8-K filed on February 6, 2012, OPNET's Form 8-K filed on May 14, 2012, and OPNET's Form 8-K filed on May 9, 2012. Otherwise, please revise your registration statement to incorporate these items accordingly.

14.   While we recognize that any documents you file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Undertakings, page II-2

15.   Please revise to provide the undertaking in Item 512(a)(5) of Regulation S-K, or explain why this undertaking is not necessary.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the filing persons are in possession of all facts relating to the filings' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from each filing person acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the filing person from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the filing persons may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Attorney- Advisor, at (202) 551-3453 with questions relating to your registration statement. If you require further assistance or have questions relating to the Schedule TO, you may contact me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-Mail
        Keith Flaum, Esq.
        Weil Gotshal & Manges LLP